SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

BIOZONE PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

 (Title of Class of Securities)

09072E103

 (CUSIP Number)

December 31, 2013

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 09072E103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 4,515,301 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,451,103 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,515,301 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,451,103 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,966,404 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99% (Based on 118,508,597 shares outstanding as of February 14, 2014.)
12	TYPE OF REPORTING PERSON* IN

(1)
Includes (i) 3,231,691 shares of common stock, (ii) 1,058,610 shares of common stock underlying warrants with an exercise price of $0.40 per share and (iii) 225,000 shares of common stock underlying warrants with an exercise price of $0.50 per share held by Barry Honig and excludes 941,390 shares of common stock underlying warrants with an exercise price of $0.40 per share which contains a blocker provision under which the holder can only exercise the warrant to a point where he and his affiliates would beneficially own a maximum of 4.99% of the Issuer’s outstanding shares.

(2)
Includes 1,451,103 shares of common stock held by GRQ Consultants, Inc. Roth 401k Plan (“Roth 401k Plan”). Mr. Honig is the trustee of Roth 401k Plan and is deemed to hold voting and dispositive power over shares held by such entity.

2

CUSIP No. 09072E103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,451,103
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,451,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,103
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.22% (Based on 118,508,597 shares outstanding as of February 14, 2014.)
12	TYPE OF REPORTING PERSON* CO

3

Item 1(a).                   Name of Issuer:

Biozone Pharmaceuticals, Inc.

Item 1(b).                  Address of Issuer's Principal Executive Offices:

550 Sylvan Avenue, Suite 101, Englewood Cliffs, NJ 07632

Item 2(a).                  Name of Person Filing.

The statement is filed on behalf of Barry Honig and Barry and GRQ Consultants, Inc. Roth 401k Plan (“Roth 401K Plan”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

United States/Florida

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

09072E103

Item 3.                    Type of Person

Not applicable.

Item 4.                    Ownership.

(a) Amount beneficially owned: 5,966,404 (1).

(b) Percent of class: 4.99% (Based on 118,508,597 shares outstanding as of February 14, 2014).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 4,515,301 (1).

(ii) Shared power to vote or to direct the vote:  1,451,103 (2).

(iii) Sole power to dispose or to direct the disposition of: 4,515,301 (1).

(iv) Shared power to dispose or to direct the disposition of:  1,451,103 (2).

(1)
Includes (i) 3,231,691 shares of common stock, (ii) 1,058,610 shares of common stock underlying warrants with an exercise price of $0.40 per share and (iii) 225,000 shares of common stock underlying warrants with an exercise price of $0.50 per share held by Barry Honig and excludes 941,390 shares of common stock underlying warrants with an exercise price of $0.40 per share which contains a blocker provision under which the holder can only exercise the warrant to a point where he and his affiliates would beneficially own a maximum of 4.99% of the Issuer’s outstanding shares.

(2)
Includes 1,451,103 shares of common stock held by GRQ Consultants, Inc. Roth 401k Plan (“Roth 401k Plan”). Mr. Honig is the trustee of Roth 401k Plan and is deemed to hold voting and dispositive power over shares held by such entity.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants Inc. Roth 401K Plan

Date: February 14, 2014	By:	/s/ Barry Honig
Barry Honig